

# Stephen Ekker · 2nd

Dean of Mayo Clinic Graduate School of Biomedical Sciences

Rochester, Minnesota, United States · 500+ connections ·

**Contact info**

 **Mayo Clinic Graduate School of Biomedical...**

**The Johns Hopkins University**

## Experience

**Dean of Mayo Clinic Graduate School of Biomedical Sciences**
Mayo Clinic Graduate School of Biomedical Sciences
May 2019 – Present · 1 yr 11 mos
Rochester, Minnesota



**Mayo Clinic**
13 yrs 9 mos

**Director, Office of Entrepreneurship**
Aug 2017 – Present · 3 yrs 8 mos
Rochester, Minnesota Area

Helping develop the entrepreneurial spirit and community within the Mayo Clinic and partners.

**Professor**
Jul 2007 – Present · 13 yrs 9 mos
Rochester, MN

Department of Biochemistry and Molecular Biology

### Founder Scientist

LEAH Labs

Nov 2018 – Present · 2 yrs 5 mos

### President/Guild Master

Genome Writers Guild Genome Engineering Society

Jul 2017 – Present · 3 yrs 9 mos

### CEO and Co-Founder

Lifengine Technologies

Mar 2016 – Present · 5 yrs 1 mo

Rochester, Minnesota Area

Making genome sciences accessible.

Show 5 more experiences ⌄

## Education



### The Johns Hopkins University
Doctor of Philosophy (Ph.D.), Molecular Biology and Genetics
1988 – 1993

### University of Illinois at Urbana-Champaign
Bachelor's Degree, Electrical Engineering
1983 – 1988

Focus on semiconductor fabrication

### University of Illinois at Urbana-Champaign
Bachelor's Degree, Genetics and Developmental Biology
1983 – 1988

Worked with Dr. Carl Woese

## Volunteer experience

### Scholastic chess coach
Kellogg Middle School, Century High School
Oct 2007 – Apr 2015  •  7 yrs 7 mos

Scholastic chess coach

## Skills & endorsements

**Molecular Biology** · 52

Endorsed by **Andrew Rennekamp, PhD and 3 others who are highly skilled at this**

 Endorsed by **21 of Stephen's colleagues at May Clinic**

**Science** · 33

 Endorsed by **9 of Stephen's colleagues at Mayo Clinic**

Endorsed by **8 people who know Science**

**Life Sciences** · 30

Endorsed by **Andrew Rennekamp, PhD, who is highly skilled at this**

 Endorsed by **6 of Stephen's colleagues at Mayo Clinic**

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## Recommendations

**Received (0)**          **Given (1)**

**Tim Nelson, MD/PhD**

Director- Todd and Karen Wanek Family Program for HLHS, Chair of the HLHS Consortium, Director of Innovation Mayo NWWI

November 14, 2019, Stephen was senior to Tim but didn't manage directly

Dr Nelson is a creative and compassionate physician scientist leading key efforts in developing new treatments for patients with rare diseases.

